Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Year Ended December 31, 2011

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the year ended December 31, 2011, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		4Q 2011	3Q 2011	(Decrease)	4Q 2010	(Decrease)
Revenue*	Specified Quarter	8,305,013	11,079,140	(25.04)	6,915,311	20.10
	Cumulative Basis	36,092,965	27,787,952	—	34,986,800	3.16

Operating Income	Specified Quarter	520,634	649,774	(19.87)	128,062	306.55
	Cumulative Basis	3,186,141	2,665,507	—	2,068,869	54.00

Income before	Specified Quarter	480,428	680,774	(29.43)	146,919	227.00
Income Tax Expense	Cumulative Basis	3,202,841	2,722,413	—	2,098,794	52.60

Net Income**	Specified Quarter	375,675	485,546	(22.63)	54,818	585.31
	Cumulative Basis	2,156,133	1,780,458	—	1,288,856	67.29

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit and loss, share of profits of jointly controlled entities and associates and other operating income.

**	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”).

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the Year Ended December 31, 2011

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the year ended December 31, 2011, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		4Q 2011	3Q 2011	(Decrease)	4Q 2010	(Decrease)
Revenue*	Specified Quarter	6,989,259	8,304,114	(15.83)	5,093,657	37.21
	Cumulative Basis	28,454,605	21,465,346	—	27,736,364	2.59

Operating Income	Specified Quarter	388,795	596,338	(34.80)	85,488	354.79
	Cumulative Basis	2,683,084	2,294,289	—	1,497,629	79.16

Income before	Specified Quarter	363,751	605,429	(39.92)	114,316	218.20
Income Tax Expense	Cumulative Basis	2,659,171	2,295,420	—	1,536,853	73.03

Net Income**	Specified Quarter	336,776	494,555	(31.90)	79,157	325.45
	Cumulative Basis	2,068,544	1,731,768	—	1,261,283	64.00

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit and loss, share of profits of jointly controlled entities and associates and other operating income.

**	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the K-IFRS.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.